FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated March 25, 2013

Registration Statement No. 333-186229

Dated March 26, 2013

NV5 HOLDINGS, INC.

1,400,000 Units

Issuer:	NV5 Holdings, Inc. (the “Company”)

Symbol:	NVEEU (Units) NVEE (Shares) NVEEW (Warrants)

Security:	1,400,000 Units, each Unit consisting of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.80 per share.

Size:	1,400,000 Firm Units

Over-allotment option:	210,000 Option Units

Public offering price:	$6.00 per Unit

Underwriting discounts and commissions:	$0.48 per Unit

Net proceeds (excluding the over-allotment):	$6.7 million (after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by the Company)

Trade date:	March 27, 2013

Settlement date:	April 2, 2013

CUSIP Nos.:	62945V 208 (Units) 62945V 109 (Shares) 62945V 117 (Warrants)

Underwriter:	Roth Capital Partners, LLC

The issuer has filed a registration statement (including a preliminary prospectus dated March 25, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 888 San Clemente Drive, Newport Beach, CA 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, by fax to (949) 720-7227. You may also access the most recent preliminary prospectus dated March 25, 2013 included in Amendment No. 3 to the registration statement via the following link: http://www.sec.gov/Archives/edgar//data/1532961/000119312513125025/d470124ds1a.htm

This communication should be read in conjunction with the preliminary prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.